Exhibit 2.1

MASTER CONTRIBUTION AGREEMENT

BY AND AMONG

MGM RESORTS INTERNATIONAL,

MGM GROWTH PROPERTIES LLC

AND

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

Dated April 25, 2016

i

Table of Contents

(Continued)

ii

EXHIBITS

A	Form of Corporate Services Agreement
B	Form of Registration Rights Agreement
C	Form of Intellectual Property License Agreement
D	Form of Amended and Restated LLC Agreement
E	Form of Amended and Restated Limited Partnership Agreement
F	Form of Master Lease Agreement

SCHEDULES

Schedule 2.1(a)	—	Plan of Contribution
Schedule 2.2(a)(ii)	—	MGP Assets (OP Subsidiaries)
Schedule 2.2(b)	—	Excluded Assets

iii

MASTER CONTRIBUTION AGREEMENT

This MASTER CONTRIBUTION AGREEMENT, dated as of April 25, 2016 (this “Agreement”), is by and among MGM Resorts International, a Delaware corporation (“MGM”), MGM Growth Properties LLC, a Delaware limited liability company (“MGP”), and MGM Growth Properties Operating Partnership LP, a Delaware limited partnership (the “OP”). Certain terms used in this Agreement are defined in Section 1.1.

W I T N E S S E T H:

WHEREAS, the Board of Directors of MGM has determined that it is in the best interests of MGM (i) for MGM to contribute or caused to be contributed certain of MGM’s owned real property to the OP (the “Contribution”); (ii) for MGP to elect to be taxed as a real estate investment trust for U.S. federal income Tax purposes effective with its taxable year ending December 31, 2016; (iii) for MGM to cause the Initial Public Offering of MGP; and (iv) for MGP to subscribe to purchase Common Units of the OP with the net proceeds from the Initial Public Offering (collectively, the “Formation Transaction”);

WHEREAS, following the consummation of the Initial Public Offering, MGP will own all of the equity interests of the general partner of the OP;

WHEREAS, the Boards of Directors of MGM, MGP and the general partner of the OP have each approved the Formation Transaction;

WHEREAS, in order to effectuate the Formation Transaction, MGM, MGP and the OP desire to enter into this Agreement to provide for, among other things, subject to the terms and conditions set forth herein and in accordance with the Plan of Contribution, the transfer of certain Assets and ownership interests, directly or indirectly, to the OP and the assumption by the OP, directly or indirectly, of certain liabilities, and the execution and delivery of certain other agreements in order to facilitate and provide for the foregoing;

WHEREAS, it is appropriate and desirable to set forth the principal transactions required to effect the Contribution and certain other agreements that will, following the consummation of the Initial Public Offering, govern certain matters relating to the Contribution and the relationship of MGM, MGP, the OP and their respective Subsidiaries.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Action” means any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” (including, with a correlative meaning, “affiliated”) means, when used with respect to a specified Person, a Person that directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition and the definitions of “MGP Group” and “MGM Group,” “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that, from and after the Effective Time and for purposes of this Agreement and the other Transaction Documents, no member of the MGP Group shall be deemed to be an Affiliate of any member of the MGM Group, and no member of the MGM Group shall be deemed to be an Affiliate of any member of the MGP Group.

“Amended and Restated Limited Partnership Agreement” means that certain Amended and Restated Agreement of Limited Partnership of MGM Growth Properties Operating Partnership LP, by and among MGM Growth Properties OP GP LLC, a Delaware limited liability company, as the general partner, and MGP and the other parties party thereto as limited partners, in substantially the form attached hereto as Exhibit E.

“Approvals or Notifications” means any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any third Person, including any Governmental Authority.

“Assets” means, with respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, and the right to retain all monies, proceeds and recoveries therefrom, wherever located (including in the possession of vendors or other third Persons or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Unit” has the meaning ascribed to such term in the Amended and Restated Limited Partnership Agreement.

“Corporate Services Agreement” means the Corporate Services Agreement in substantially the form attached hereto as Exhibit A, to be entered into by and among MGM, MGP and the OP.

“Effective Time” means the time at which the Closing occurs on the Closing Date, which shall be deemed to be 12:01 a.m., New York City Time, on the Closing Date.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time that reference is made.

“Force Majeure” means, with respect to a Party, an event beyond the control of such Party (or any Person acting on its behalf), which by its nature could not reasonably have been foreseen by such Party (or such Person), or, if it could have reasonably been foreseen, was unavoidable, and includes, acts of God, storms, floods, riots, fires, sabotage, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one or more acts of terrorism or failure of energy sources. Notwithstanding the foregoing, the receipt by a party of an unsolicited takeover offer or other acquisition proposal, even if unforeseen or unavoidable, and such party’s response thereto shall not be deemed an event of Force Majeure.

“Governmental Authority” means any entity exercising executive, legislative, judicial, regulatory or administrative or other similar functions of or pertaining to the government and any executive official thereof, including any governmental body, authority, agency, department, board, bureau, commission or other instrumentality whether federal, state, local, domestic, foreign or multinational (or any political subdivision thereof), and any tribunal, court or arbitrator(s) of competent jurisdiction.

“Group” means the MGM Group or the MGP Group, as the context requires.

“Income Taxes” shall mean any and all U.S. federal, state or local or foreign Taxes imposed or determined with reference to (i) gross or net income or profits (including, but not limited to, capital gains, gross receipts or minimum Tax, but not including any Transfer Taxes or property or ad valorem Taxes, which shall be governed by Section 2.3(b) and (c), respectively) or (ii) multiple bases, including corporate franchise, gross receipts, net worth, privilege, doing business or occupation taxes, if one of the bases is listed in clause (i).

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

“Initial Public Offering” means the initial public offering of the MGP Shares.

“Insurance” means any product or service determined to constitute insurance, assurance or reinsurance by the Laws in effect in any jurisdiction in the United States of America.

“Insurance Proceeds” means those monies: (a) received by an insured from an insurance carrier; (b) paid by an insurance carrier on behalf of the insured; or (c) received (including by way of set off) from any third party in the nature of Insurance, contribution or indemnification in respect of any Liability; in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof.

“Intellectual Property License Agreement” means the Intellectual Property License Agreement in substantially the form attached hereto as Exhibit C, to be entered into by and between MGM and MGP.

“IPO Prospectus” means the prospectus or prospectuses included in the IPO Registration Statement, as amended or supplemented by any prospectus supplement and by all other amendments and supplements to any such prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

“IPO Registration Statement” means the registration statement on Form S-11 filed under the Securities Act (No. 333-210322) pursuant to which the offering of MGP Shares in the Initial Public Offering will be registered.

“IRS” means the United States Internal Revenue Service.

“Law” means any national, federal, foreign, supranational, state, provincial, local, or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any income Tax treaty), license, permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued, communicated, or entered by a Governmental Authority.

“Liabilities” means any and all debts, losses, damages, adverse claims, guarantees, liabilities, costs, expenses, Taxes, interest and obligations, whether accrued or fixed, absolute or contingent, liquidated or unliquidated, matured or unmatured, reserved or unreserved, direct or indirect, or determined or determinable, including those arising under any Law, claim (including any third Person product liability claim), demand, Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, whether in contract, tort, strict liability or otherwise, in each case, including all costs and expenses relating thereto.

“Master Lease Agreement” means the Master Lease Agreement in substantially the form attached hereto as Exhibit F, to be entered into by and between MGP Lessor, LLC, a Delaware limited liability company and MGM Lessee, LLC, a Delaware limited liability company.

“MGM Business” means (a) the business of operating any casinos, hotels, theaters or other facilities located at the real property of MGM and its Subsidiaries and the real property of MGP and its Subsidiaries and (b) owning and operating MGM’s Subsidiaries; provided, for the avoidance of doubt, that the MGM Business shall not include the business of (x) owning or leasing the real property of MGP and its Subsidiaries or (y) owning and operating MGP’s Subsidiaries.

“MGM Group” means MGM, each Subsidiary of MGM and each other Person (other than a member of the MGP Group) that is controlled directly or indirectly by MGM, in each case immediately after the Effective Time; provided, however, that no director, officer, employee, agent or other representative of any of the foregoing who is a natural person shall be deemed a member of the MGM Group.

“MGP Business” means (a) the business of owning or leasing the real property of MGP and its Subsidiaries and (b) owning and operating MGP’s Subsidiaries; provided, for the avoidance of doubt, that the MGP Business shall not include the business of (x) operating any casinos, hotels, theaters or other facilities located at the real property of MGP and its Subsidiaries or (y) owning and operating MGM’s Subsidiaries.

“MGP Group” means MGP, each Subsidiary of MGP (including the OP) and each other Person that is controlled directly or indirectly by MGP, in each case immediately after the Effective Time; provided, however, that no director, officer, employee, agent or other representative of any of the foregoing who is a natural person shall be deemed a member of the MGP Group.

“MGP Shares” means the Class A Common Shares (as defined in the Amended and Restated LLC Agreement) of MGP.

“Parties” means MGM, MGP and the OP.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Registration Rights Agreement” means the Registration Rights Agreement in substantially the form attached hereto as Exhibit B, to be entered into by and among MGM, the OP and MGP.

“REIT Real Property” means “Leased Property” as such term is defined in the Master Lease Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time that reference is made.

“Security Interest” means any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever.

“Stock” means shares of capital stock (whether denominated as common stock or preferred stock), beneficial, partnership or membership interests, participations or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or business trust, whether voting or non-voting.

“Subsidiary” or “subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such Person, (ii) the total combined equity interests, or (iii) the capital or profit interests, in the case of a partnership; or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body; provided, that for purposes of this Agreement, (x) the OP and its Subsidiaries shall be treated as Subsidiaries of MGP (and not as Subsidiaries of MGM) and the OP and its Subsidiaries shall be treated as members of the MGP Group (and not as members of the MGM Group) and (y) MGP and its Subsidiaries shall not be treated as Subsidiaries of MGM and shall not be treated as members of the MGM Group.

“Tax” means (i) all taxes, charges, fees, duties, levies, imposts, or other similar assessments, imposed by any U.S. federal, state or local or foreign Governmental Authority, including, but not limited to, net income, gross income, gross receipts, excise, real property, personal property, sales, use, service, service use, license, lease, capital stock, transfer, recording, franchise, business organization, occupation, premium, environmental, windfall profits, profits, customs, duties, payroll, wage, withholding, social security, employment, unemployment, insurance, severance, workers compensation, excise, stamp, alternative minimum, estimated, value added, ad valorem, escheat, and other taxes, charges, fees, duties, levies, imposts, or other similar assessments, (ii) any interest, penalties or additions attributable thereto and (iii) all liabilities in respect of any items described in clauses (i) or (ii) payable by reason of assumption, transferee or successor liability, operation of Law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law).

“Tax Return” means any report, return, election, notice, estimate, declaration, information statement and other forms and documents (including all schedules, exhibits and other attachments thereto and including all amendments thereof) relating to and filed or required to be filed with a Taxing authority in connection with any Taxes (including estimated Taxes).

“Transactions” means, collectively, (i) the Formation Transaction (including, without limitation, the Contribution and the Initial Public Offering) and (ii) all other transactions contemplated by this Agreement and any Transaction Document.

“Transfer Documents” means the documents executed by MGM, MGP or their applicable Affiliates or Subsidiaries in connection with the transactions contemplated by Section 2.1 or as otherwise contemplated by the Plan of Contribution.

“Treasury Regulations” means the final and temporary (but not proposed) income Tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Underwriters” means the managing underwriters for the Initial Public Offering.

“Underwriting Agreement” means the Underwriting Agreement entered into on the date hereof by and among MGP, OP and the Underwriters in connection with the offering of MGP Shares by MGP in the Initial Public Offering.

1.2 Other Terms. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated.

Term	Section
Agreement	Preamble
Amended and Restated LLC Agreement	4.3
Closing	4.1
Closing Date	4.1
Contribution	Recitals
CPR	8.2
CPR Arbitration Rules	8.3(a)
Dispute	8.1(a)
Excluded Assets	2.2(b)
Excluded Liabilities	2.3(d)
Formation Transaction	Recitals
Holder	8.1(e)
Indemnified Party	6.5(a)
Indemnifying Party	6.5(a)
Indemnity Payment	6.5(a)
MGM	Preamble
MGM Confidential Information	7.2(b)
MGM Indemnified Parties	6.2
MGP	Preamble
MGP Assets	2.2(a)
MGP Confidential Information	7.2(a)
MGP Indemnified Parties	6.3
MGP Liabilities	2.3(a)
OP	Preamble
Plan of Contribution	2.1(a)
Proration Period	2.3(c)
Public Information	5.1
Qualifying Income	6.7(a)
REIT	6.7(a)
Representatives	7.2(a)
Special Damages	6.9
Specified REIT Requirements	6.7(a)
Third-Party Claim	6.6(a)
Transaction Documents	4.2(b)
Transfer Taxes	2.3(b)

ARTICLE II

THE CONTRIBUTION

2.1 Transfer of Assets; Assumption of Liabilities; Consideration.

(a) Prior to the Initial Public Offering, MGM shall effectuate the plan and reorganization set forth on Schedule 2.1(a) (such plan and reorganization being referred to herein as the “Plan of Contribution”). In accordance with the Plan of Contribution, MGM, MGP and the OP shall cause the following:

(i) except as may be agreed among the Parties, MGM shall, and shall cause its applicable Subsidiaries to, contribute, assign, transfer, convey and deliver to the OP or certain Subsidiaries designated by the OP who are or will become members of the MGP Group, and the OP or such Subsidiaries shall accept from MGM and its applicable Subsidiaries, all of MGM’s and such Subsidiaries’ respective direct or indirect right, title and interest in and to all MGP Assets; and

(ii) except as may be agreed among the Parties, the OP and certain Subsidiaries designated by the OP who are or will become members of the MGP Group shall accept, assume and agree to faithfully perform, discharge when due and fulfill all MGP Liabilities, in accordance with their respective terms. The OP and such Subsidiaries shall be responsible for all MGP Liabilities, regardless of when or where such MGP Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Closing Date, regardless of where or against whom such MGP Liabilities are asserted or determined (including, subject to Section 6.1(b), any MGP Liabilities arising out of claims made by MGM’s or MGP’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the MGM Group or the MGP Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the MGM Group or the MGP Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(b) In furtherance of the contribution, assignment, transfer, conveyance and delivery of MGP Assets and the assumption of MGP Liabilities in accordance with Section 2.1(a), on the date that such MGP Assets are contributed, assigned, transferred, conveyed or delivered or such MGP Liabilities are assumed (i) MGM shall execute and deliver, and shall cause its Subsidiaries to execute and deliver such bills of sale, deeds, Stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of MGM’s and its Subsidiaries’ (other than MGP and its Subsidiaries) right, title and interest in and to MGP Assets to MGP and its Subsidiaries, (ii) MGM and its applicable Subsidiaries shall each deliver to the OP a properly executed affidavit prepared in accordance with Treasury Regulation Section 1.1445-2(b) certifying as to MGM’s or such Subsidiary’s non-foreign status, as applicable, and any similar affidavits required under applicable state law and (iii) the OP shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of MGP Liabilities by the OP and its Subsidiaries.

(c) If at any time or from time to time (whether prior to or after the Effective Time), any Party (or any member of such Party’s respective Group), shall receive or otherwise possess any Asset or Liability that is allocated to any other Person pursuant to this Agreement or any Transaction Document, such Party shall, as applicable, promptly transfer or accept, or cause to be transferred or accepted, such Asset or Liability, as the case may be, to the Person entitled to such Asset or responsible for such Liability, as the case may be. Prior to any such transfer, the Person receiving, possessing or responsible for such Asset or Liability shall be deemed to be holding such Asset or Liability, as the case may be, in trust for any such other Person.

(d) MGP hereby waives compliance by each and every member of the MGM Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all MGP Assets to any member of the MGP Group.

2.2 MGP Assets.

(a) For purposes of this Agreement, “MGP Assets” shall mean (without duplication) the following, which, for the avoidance of doubt, shall be held by the OP or certain Subsidiaries of the OP following the consummation of the transactions contemplated by the Plan of Contribution or otherwise in accordance with this Article II:

(i) the REIT Real Property;

(ii) all issued and outstanding Stock of the entities listed on Schedule 2.2(a)(ii); and

(iii) any and all Assets owned or held immediately prior to the Effective Time by MGM or any of its Subsidiaries that are used primarily in the MGP Business. The intention of this clause (iv) is only to rectify any inadvertent omission of transfer or conveyance of any Assets that, had the Parties given specific consideration to such Asset as of the date hereof, would have otherwise been classified as an MGP Asset. In addition, no Asset shall be deemed to be a MGP Asset solely as a result of this clause (iv) if such Asset is within the category or type of Asset expressly covered by the terms of any Transaction Document unless the party claiming entitlement to such Asset can establish that the omission of the transfer or conveyance of such Asset was inadvertent, and no Asset shall be deemed a MGP Asset solely as a result of this clause (iv) unless a claim with respect thereto is made by MGP on or prior to the second anniversary of the Closing Date.

Notwithstanding the foregoing, MGP Assets shall not in any event include Excluded Assets referred to in Section 2.2(b).

(b) For the purposes of this Agreement, “Excluded Assets” shall mean (without duplication), (i) any and all Assets of the MGM Group as of the Effective Time that are not expressly contemplated by this Agreement or any Transaction Document to be MGP Assets and (ii) those Assets listed or described on Schedule 2.2(b).

2.3 MGP Liabilities.

(a) For the purposes of this Agreement, “MGP Liabilities” shall mean (without duplication) the following, which, for the avoidance of doubt, shall be assumed by the

OP or certain Subsidiaries of the OP following the consummation of the transactions contemplated by the Plan of Contribution or otherwise in accordance with this Article II:

(i) all Liabilities that are expressly provided by this Agreement or any Transaction Document as Liabilities assumed or to be assumed by any member of the MGP Group, and all agreements, obligations and Liabilities of any member of the MGP Group under this Agreement or any of the Transaction Documents; and

(ii) except as otherwise limited by this Agreement or any Transaction Document, including Section 32.4 of the Master Lease Agreement, all Liabilities to the extent relating to, arising out of or resulting from any MGP Assets or the operation and conduct of the MGP Business (other than any Transfer Taxes for which the MGM Group is responsible pursuant to Section 2.3(b) and Taxes apportioned to the MGM Group pursuant to Section 2.3(c)), whether arising before, on or after the Effective Time.

(b) Notwithstanding anything to the contrary contained in this Agreement but without prejudice to the terms of the Master Lease, the MGM Group shall be responsible for all transfer, sales, use, documentary, filing, recording, value added, stamp and similar Taxes, fees and governmental charges payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”). The MGM Group shall file all necessary documents (including all Tax Returns) with respect to all such amounts.

(c) Notwithstanding anything to the contrary contained in this Agreement, property and ad valorem Taxes (other than Transfer Taxes) imposed upon or assessed directly against MGP Assets (including real estate Taxes, personal property Taxes and similar Taxes) for any Taxable period which includes but does not end on the Closing Date (the “Proration Period”) will be apportioned and prorated between the MGM Group and the OP as of the Closing Date, with the MGM Group bearing the expense of its proportionate share of such Taxes, which shall be equal to the product obtained by multiplying (i) a fraction, the numerator being the number of days in the Proration Period prior to the Closing Date and the denominator being the total number of days in the Proration Period, by (ii) the amount of such Taxes, and the OP shall bear the remaining portion of such Taxes; and any refunds of such Taxes for the Taxable period in which the Closing Date occurs shall be apportioned between the MGM Group and the OP in a like manner. If the OP, on the one hand, or the MGM Group, on the other hand, receives any such refunds after the Closing Date, the OP or the applicable member of the MGM Group (as the case may be) shall remit the applicable portion of such refunds to the other party promptly after receipt thereof.

(d) For the purposes of this Agreement, “Excluded Liabilities” shall mean (without duplication) any and all Liabilities of MGM and its Subsidiaries as of the Effective Time that are not expressly contemplated by this Agreement or any Transaction Document to be MGP Liabilities. For the avoidance of doubt, Excluded Liabilities shall include all Income Taxes of the MGM Group for any Taxable period.

(e) Any Liabilities of any member of the MGM Group not expressly referenced in Section 2.3(a) above are Excluded Liabilities and all Excluded Liabilities shall not be MGP Liabilities.

2.4 DISCLAIMER OF REPRESENTATIONS AND WARRANTIES. MGM (ON BEHALF OF ITSELF AND EACH MEMBER OF THE MGM GROUP), MGP (ON BEHALF OF ITSELF AND EACH MEMBER OF THE MGP GROUP) AND THE OP UNDERSTAND AND AGREE THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY TRANSACTION DOCUMENT, NO PARTY TO THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR OTHERWISE, IS REPRESENTING OR WARRANTING OR HAS MADE ANY REPRESENTATION OR WARRANTY IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OF OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS, BUSINESSES OR LIABILITIES OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT OR INSTRUMENT DELIVERED HEREUNDER OR THEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY TRANSACTION DOCUMENT, ALL SUCH ASSETS ARE BEING OR HAVE BEEN TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (II) ANY NECESSARY CONSENTS OR GOVERNMENTAL APPROVALS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

2.5 Transfer of Assets and Assumption of Liabilities from and after the Effective Time.

(a) To the extent any Excluded Asset is transferred or assigned to, or any Excluded Liability is assumed by, a member of the MGP Group at the Effective Time or is owned or held by a member of the MGP Group after the Effective Time, and to the extent any MGP Asset has not been transferred or assigned to, or any MGP Liability has not been assumed by, a member of the MGP Group at the Effective Time or is owned or held by a member of the MGM Group after the Effective Time, from and after the Effective Time:

(i) the OP or MGM, as applicable, shall, and shall cause its applicable Subsidiaries to, promptly assign, transfer, convey and deliver to the other party or certain of its Subsidiaries designated by such party, and the OP or MGM, or such Subsidiaries, as applicable, shall accept from MGM or the OP and such applicable Subsidiaries, all of MGM’s or the OP’s or such Subsidiaries’ respective right, title and interest in and to such Excluded Assets or MGP Assets; and

(ii) MGM or the OP, as applicable, or certain Subsidiaries of MGM or the OP designated by such party, shall promptly accept, assume and agree to faithfully perform, discharge and fulfill all such Liabilities of MGM or the OP in accordance with their respective terms.

(b) In furtherance of the assignment, transfer, conveyance and delivery of Assets and the assumption of Liabilities set forth in this Section 2.5, and without any additional consideration therefor: (A) the applicable party shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, deeds, Stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of such party’s and its Subsidiaries’ right, title and interest in and to the applicable Assets to the other party and its Subsidiaries, and (B) the applicable party shall execute and deliver such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the applicable Liabilities by such party.

ARTICLE III

THE INITIAL PUBLIC OFFERING

3.1 The Initial Public Offering. MGP shall (i) consult with, and cooperate in all respects with and take all actions reasonably requested by, MGM in connection with the Initial Public Offering; (ii) at the direction of MGM, promptly take any and all actions necessary or desirable to consummate the Initial Public Offering as contemplated by the IPO Registration Statement and the Underwriting Agreement; and (iii) subscribe to purchase Common Units of the OP with the net proceeds from the Initial Public Offering.

ARTICLE IV

INTERCOMPANY TRANSACTIONS AS OF THE CLOSING DATE

4.1 Time and Place of Closing. Subject to the terms and conditions of this Agreement, all transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) to be held at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, at 10:00 a.m. New York City Time, on or prior to the date on which the Initial Public Offering closes or at such other place or at such other time or on such other date as the Parties may agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

4.2 Closing Transactions. At or prior to the Closing:

(a) The Contribution contemplated by Article II shall be effected.

(b) The appropriate Parties hereto shall enter into, and (as necessary) shall cause their respective Subsidiaries to enter into, the agreements set forth below (collectively, the “Transaction Documents”):

(i) the Corporate Services Agreement;

(ii) the Registration Rights Agreement;

(iii) the Intellectual Property License Agreement;

(iv) the Master Lease Agreement; and

(v) the Transfer Documents.

4.3 Amended and Restated LLC Agreement; Amended and Restated Limited Partnership Agreement. At or prior to the Closing, MGM and MGP shall each take all necessary action that may be required to provide for (i) the adoption by MGP of the Amended and Restated Limited Liability Company Agreement in the form attached hereto as Exhibit D (the “Amended and Restated LLC Agreement”); and (ii) the adoption by the OP of the Amended and Restated Limited Partnership Agreement.

4.4 Approvals and Notifications. To the extent that the transfer or assignment of any Assets and the assumption of any Liabilities in accordance with the Plan of Contribution requires any Approvals or Notifications, the Parties shall use their commercially reasonable efforts to obtain or make, or cause to be obtained or made, such Approvals or Notifications as soon as reasonably practicable.

ARTICLE V

FINANCIAL AND OTHER INFORMATION

5.1 Public Information. Each Party shall cooperate, and cause its accountants and advisors to cooperate, with the other Parties to the extent reasonably requested by any other Party in the preparation of press releases, public earnings releases, Quarterly Reports on Form 10-Q, Annual Reports to Shareholders, Annual Reports on Form 10-K, any Current Reports on Form 8-K and any amendments thereto and any other proxy, information and registration statements, reports, notices, prospectuses and any other filings made by MGM or MGP or any of their respective Subsidiaries with the SEC, any national securities exchange or otherwise made publicly available (collectively, “Public Information”). Each Party agrees to provide the other Parties with all information that any such other Party reasonably requests in connection with any such Public Information or that, in the judgment of such other Party, is required to be disclosed therein under any Law. Each Party agrees to use reasonable efforts to provide such information in a timely manner to enable the other Parties, as applicable, to prepare, print and release such Public Information on such date as the requesting Party shall determine. If and to the extent reasonably requested by another Party, MGM or MGP, as applicable, shall diligently and promptly review all drafts of such Public Information and prepare in a diligent and timely fashion any portion of such Public Information pertaining to MGM or MGP, as applicable, or their respective Subsidiaries. Prior to any printing or public release of any Public Information, an appropriate executive officer of MGM or MGP, as applicable, shall, if requested by the Party printing or releasing such Public Information, certify and represent that the information provided by MGM or MGP, as applicable, in such Public Information is accurate, true and correct in all material respects.

5.2 Agreement for Exchange of Information.

(a) Each Party, on behalf of itself and its respective Group, agrees to provide, or cause to be provided, to the other Group, at any time before or after the Closing Date, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such respective Group which the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party or a member of its Group (including under applicable securities or Tax Laws) or by a Governmental Authority having jurisdiction over the requesting Party or such member of its Group, (ii) for use in any other judicial, regulatory, administrative, Tax or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Tax or other similar requirements, in each case other than claims or allegations that one Party to this Agreement has against the other, or (iii) subject to the foregoing clause (ii), to comply with its obligations under this Agreement or any Transaction Document; provided, however, that in the event that any Party determines that any such provision of Information could be commercially detrimental, violate any Law or agreement, or waive any attorney-client privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) Any Information owned by one Group that is provided to a requesting Party pursuant to Section 5.2(a) shall be deemed to remain the property of the providing Party, except where such Information is an Asset of the requesting Party pursuant to the provisions of this Agreement or any Transaction Document. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any Information requested or provided pursuant to Section 5.2(a).

(c) The Party requesting Information agrees to reimburse the other Party for the reasonable out-of-pocket costs and expenses, if any, of creating, gathering and copying such Information to the extent that such costs are incurred in connection with such other Party’s provision of Information in response to the requesting Party.

(d) The rights and obligations granted under Section 5.2(a) are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Information set forth in any Transaction Document, including Sections 23.1(c) and 23.2 of the Master Lease Agreement.

5.3 Record Retention.

(a) To facilitate the possible exchange of Information pursuant to this Article V and other provisions of this Agreement after the Effective Time, the Parties agree to use their commercially reasonable efforts to retain all Information in their respective possession or control in accordance with the policies or ordinary course practices of MGM in effect immediately prior to the Effective Time or such other policies or practices as may be reasonably adopted by the appropriate Party after the Effective Time.

(b) Except in accordance with its, or its applicable Subsidiaries’, policies and ordinary course practices, no Party will destroy, or permit any of its Subsidiaries to destroy, any Information that would, in accordance with such policies or ordinary course practices, be archived or otherwise filed in a centralized filing system by such Party or its applicable

Subsidiaries; in furtherance of the foregoing, no Party will destroy, or permit any of its Subsidiaries to destroy, any Information required to be retained by applicable Law.

(c) In the event of any Party’s or any of its Subsidiaries’ inadvertent failure to comply with its applicable document retention policies as required under this Section 5.3, such Party shall be liable to the other Parties solely for the amount of any monetary fines or penalties imposed or levied against such other Party by a Governmental Authority (which fines or penalties shall not include any Liabilities asserted in connection with the claims underlying the applicable Action, other than fines or penalties resulting from any claim of spoliation) as a result of such other Party’s inability to produce Information caused by such inadvertent failure and, notwithstanding Sections 6.2 and 6.3, shall not be liable to such other Party for any other Liabilities.

5.4 Liability. No Party shall have any liability to any other Party in the event that any Information exchanged or provided pursuant to this Agreement which is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the Party providing such Information.

5.5 Production of Witnesses; Records; Cooperation.

(a) From and after the Effective Time, except in the case of an adversarial Action by one Party against another Party, each Party shall use its commercially reasonable efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all reasonable out-of-pocket costs and expenses in connection therewith.

(b) If an Indemnifying Party, in accordance with the procedures set forth in Section 6.6, chooses to defend or to seek to compromise or settle any Third-Party Claim, the Indemnified Party shall use commercially reasonable efforts to make available to such Indemnifying Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such Persons (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such defense, settlement or compromise, or the prosecution, evaluation or pursuit thereof, as the case may be, and shall otherwise cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be. The Indemnifying Party shall bear all reasonable out-of-pocket costs and expenses in connection therewith.

(c) For the avoidance of doubt, the provisions of this Section 5.5 are in furtherance of the provisions of Section 5.2 and shall not be deemed to in any way limit or otherwise modify the Parties’ rights and obligations under Section 5.2.

5.6 Privileged Matters.

(a) The Parties recognize that legal and other professional services that have been and will be provided prior to and after the Effective Time (including, after the Effective Time, pursuant to the Corporate Services Agreement or otherwise) have been and will be rendered for the collective benefit of each of the members of the MGM Group and the MGP Group, and that each of the members of the MGM Group and the MGP Group should be deemed to be the client with respect to such services for the purposes of asserting all privileges which may be asserted under applicable Law in connection therewith.

(b) The Parties agree as follows:

(i) MGM shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with any privileged Information that relates solely to the MGM Business and not to the MGP Business, whether or not the privileged Information is in the possession or under the control of any member of the MGM Group or any member of the MGP Group. MGM shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with any privileged Information that relates solely to any Excluded Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the MGM Group or any member of the MGP Group; and

(ii) MGP shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with any privileged Information that relates solely to the MGP Business and not to the MGM Business, whether or not the privileged Information is in the possession or under the control of any member of the MGP Group or any member of the MGM Group. MGP shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with any privileged Information that relates solely to any MGP Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the MGP Group or any member of the MGM Group.

(c) Subject to the restrictions set forth in this Section 5.6, the Parties agree that they shall have a shared privilege, each with equal right to assert or waive any such shared privilege, with respect to all privileges not allocated pursuant to Section 5.6(b) and all privileges relating to any Actions or other matters that involve both the MGM Group and the MGP Group and in respect of which the Parties have Liabilities under this Agreement, and that no such shared privilege or immunity may be waived by any Party without the consent of the other Parties.

(d) In the event of any Actions between MGM, on the one hand, and MGP, on the other hand, or any members of their respective Groups, any Party may waive a privilege in which another Party or member of such other Party’s Group has a shared privilege, without obtaining consent pursuant to Section 5.6(c); provided, that such waiver of a shared privilege shall be effective only as to the use of Information with respect to the Action between or among the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared privilege with respect to any third Person.

(e) If any dispute arises between MGM, on the one hand, and MGP, on the other hand, or any members of their respective Groups regarding whether a privilege should be waived to protect or advance the interests of either the MGM Group or the MGP Group, each Party agrees that it shall (i) negotiate with the other Party in good faith, (ii) endeavor to minimize any prejudice to the rights of the other Party and (iii) not unreasonably withhold, condition or delay consent to any request for waiver by the other Party. Further, each Party specifically agrees that it will not withhold its consent to the waiver of a privilege for any purpose except to protect its own legitimate interests.

(f) In furtherance of the Parties’ agreement under this Section 5.6, MGM and MGP shall, and shall cause applicable members of their respective Group to, maintain their respective separate and joint privileges, including by executing joint defense and common interest agreements where necessary or useful for this purpose.

ARTICLE VI

RELEASE; INDEMNIFICATION

6.1 Release of Pre-Closing Claims.

(a) Except as provided in Section 6.1(c) or otherwise in this Agreement or any Transaction Document, effective as of the Effective Time, MGP does hereby, for itself and each other member of the MGP Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Effective Time have been directors, officers, agents or employees of any member of the MGP Group (in each case, in their respective capacities as such), remise, release and forever discharge MGM and the other members of the MGM Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Effective Time have been stockholders, members, directors, officers, agents or employees of any member of the MGM Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Time, including in connection with the Transactions and all other activities to implement the Contribution, the Initial Public Offering and any of the other transactions contemplated hereunder and under the Transaction Documents.

(b) Except as provided in Section 6.1(c) or otherwise in this Agreement or any Transaction Document, effective as of the Effective Time, MGM does hereby, for itself and each other member of the MGM Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Effective Time have been stockholders, members, directors, officers, agents or employees of any member of the MGM Group (in each case, in their respective capacities as such), remise, release and forever discharge MGP, the respective members of the MGP Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Effective Time have been stockholders, members, directors, officers, agents or employees of any member of the MGP Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Time, including in connection with the Transactions and all other activities to implement the Contribution, the Initial Public Offering and any of the other transactions contemplated hereunder and under the Transaction Documents.

(c) Nothing contained in Section 6.1(a) or Section 6.1(b) shall impair any right of any Person to enforce this Agreement or any Transaction Document, in each case, in accordance with its terms. Nothing contained in Section 6.1(a) or Section 6.1(b) shall release any Person from:

(i) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any Transaction Document;

(ii) any Liability that the MGM Group and the MGP Group may have with respect to indemnification or contribution pursuant to this Agreement or otherwise, including for claims brought against the MGM Group and the MGP Group by third Persons (which third Person claims shall be governed by the provisions of this Article VI and, if applicable, the appropriate provisions of the Transaction Documents).

In addition, nothing contained in Section 6.1(a) shall release MGM or any member of the MGM Group from indemnifying and advancing expenses to any director, officer or employee of MGP who was or is a director, officer or employee of any member of the MGM Group or any of their Affiliates, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was or is entitled to such indemnification or advancement of expenses pursuant to then existing obligations; provided, however, that if the underlying obligation giving rise to such Action is an MGP Liability, then the OP shall indemnify, defend and hold harmless MGM and each member of the MGM Group, as applicable, from and against any and all Liabilities relating to such obligation.

(d) MGP shall not make, and shall not permit any member of the MGP Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against MGM or any member of the

MGM Group, or any other Person released pursuant to Section 6.1(a), with respect to any Liabilities released pursuant to Section 6.1(a). MGM shall not, and shall not permit any member of the MGM Group, to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against MGP or any member of the MGP Group, or any other Person released pursuant to Section 6.1(b), with respect to any Liabilities released pursuant to Section 6.1(b).

(e) It is the intent of each of MGM and MGP, by virtue of the provisions of this Section 6.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Effective Time, between or among MGP or any member of the MGP Group and their respective directors, officers, agents or employees, on the one hand, and MGM or any member of the MGM Group and their respective directors, officers, agents or employees, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Closing Date), in each case, except as expressly set forth in Sections 6.1(a), (b) and (c).

6.2 General Indemnification by the OP. Except (i) as provided in Section 6.5 or (ii) as required by applicable Law, the OP shall indemnify, defend and hold harmless each member of the MGM Group and each of their respective directors, officers and employees, each Person, if any, who controls any member of the MGM Group (other than members of the MGP Group) within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “MGM Indemnified Parties”), from and against any and all Liabilities of the MGM Indemnified Parties relating to, arising out of or resulting from any of the following items (without duplication):

(a) any MGP Liability, or the failure of any member of the MGP Group or any other Person to pay, perform or otherwise promptly discharge any MGP Liabilities in accordance with its respective terms, whether prior to, on or after the Closing Date;

(b) any breach by any member of the MGP Group of this Agreement or any of the Transaction Documents (other than the Master Lease Agreement); and

(c) any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, with respect to all information (1) contained in the IPO Registration Statement or IPO Prospectus (other than information provided by MGM to MGP specifically for inclusion in the IPO Registration Statement or IPO Prospectus) or (2) that is either furnished to any of the MGM Indemnified Parties by any member of the MGP Group or incorporated by reference by any MGM Indemnified Party from any Public Information of MGP or any other document filed with the SEC by any member of the MGP Group pursuant to the Securities Act or the Exchange Act.

6.3 General Indemnification by the MGM Group. Except (i) as provided in Section 6.5 or (ii) as required by applicable Law, MGM shall indemnify, defend and hold harmless each member of the MGP Group and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “MGP Indemnified Parties”), from and against any and all Liabilities of the MGP Indemnified Parties relating to, arising out of or resulting from any of the following items (without duplication):

(a) any Excluded Liability or any Liability of a member of the MGM Group other than MGP Liabilities, or the failure of any member of the MGM Group or any other Person to pay, perform or otherwise promptly discharge any Liabilities of the MGM Group other than MGP Liabilities, whether prior to or after the Closing Date or the date hereof;

(b) any breach by any member of the MGM Group of this Agreement or any of the Transaction Documents (other than the Master Lease Agreement); and

(c) any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, with respect to all information (1) contained in the IPO Registration Statement or IPO Prospectus, in each case, provided by MGM to MGP specifically for inclusion therein to the extent such information pertains to the MGM Group or (2) that is either furnished to any member of the MGP Indemnified Parties by any member of the MGM Group or incorporated by reference by any MGP Indemnified Party from any Public Information of MGM or any other document filed with the SEC by any member of the MGM Group pursuant to the Securities Act or the Exchange Act.

6.4 Contribution.

(a) If the indemnification provided for in this Article VI is unavailable or insufficient to hold harmless an Indemnified Party under Section 6.2(c) or Section 6.3(c) in respect of any Liabilities referred to therein, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such Liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party in connection with the actions which resulted in Liabilities as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b) MGM and the OP agree that it would not be just and equitable if any contribution pursuant to this Section 6.4 were determined by a pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (a) above. The amount paid or payable by an Indemnified Party as a result of the Liabilities referred to in paragraph (a) above shall be deemed to include, subject to the limitations set forth above, any legal or other fees or expenses reasonably incurred by such Indemnified Party in connection with investigating any claim or defending any Action.

6.5 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) Any Liability subject to indemnification or contribution pursuant to this Article VI will be net of Insurance Proceeds that actually reduce the amount of the Liability. Accordingly, the amount which any party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification hereunder (an “Indemnified Party”) will be reduced by any Insurance Proceeds theretofore actually recovered by or on behalf of the Indemnified Party in respect of the related Liability. If an Indemnified Party receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds, then the Indemnified Party will pay to the Indemnifying Party an amount equal to such Insurance Proceeds but not exceeding the amount of the Indemnity Payment paid by the Indemnifying Party in respect of such Liability.

(b) An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto. The Indemnified Party shall use its commercially reasonable efforts to seek to collect or recover any third-party Insurance Proceeds (other than Insurance Proceeds under an arrangement where future premiums are adjusted to reflect prior claims in excess of prior premiums) to which the Indemnified Party is entitled in connection with any Liability for which the Indemnified Party seeks indemnification pursuant to this Article VI; provided, that the Indemnified Party’s inability to collect or recover any such Insurance Proceeds shall not limit the Indemnifying Party’s obligations hereunder.

6.6 Procedures for Indemnification of Third-Party Claims.

(a) If an Indemnified Party receives written notice that a Person (including any Governmental Authority) that is not a member of the MGM Group or the MGP Group has asserted any claim or commenced any Action (collectively, a “Third-Party Claim”) that may implicate an Indemnifying Party’s obligation to indemnify pursuant to Section 6.2 or Section 6.3, or any other Section of this Agreement or any Transaction Document, such Indemnified Party shall give such Indemnifying Party written notice thereof as promptly as practicable (and no later than within twenty (20) days or sooner, if the nature of the Third-Party Claim requires) after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of any Indemnified Party or other Person to provide notice in accordance with this Section 6.6(a) shall not relieve the Indemnifying Party of its obligations under this Article VI, except to the extent that such Indemnifying Party is actually and materially prejudiced by such failure to give notice.

(b) Subject to this Section 6.6(b) and Section 6.6(c), an Indemnifying Party may elect to control the defense of (and to seek to settle or compromise), at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel, any Third-Party Claim. Within thirty (30) days after the receipt of notice from an Indemnified Party in accordance with

Section 6.6(a) (or sooner, if the nature of such Third-Party Claim so requires), the Indemnifying Party shall notify the Indemnified Party of its election whether the Indemnifying Party will assume responsibility for defending such Third-Party Claim, which election shall specify any reservations or exceptions to its defense. After receiving notice from an Indemnifying Party to an Indemnified Party of its election to assume the defense of a Third-Party Claim, whether with or without any reservations or exceptions with respect to such defense, such Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel shall be the expense of such Indemnified Party and, in any event, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, information and materials in such Indemnified Party’s possession or under such Indemnified Party’s control relating thereto as are reasonably required by the Indemnifying Party. If an Indemnifying Party has elected to assume the defense of a Third-Party Claim, whether with or without any reservations or exceptions with respect to such defense, then such Indemnifying Party shall be solely liable for all fees and expenses incurred by it in connection with the defense of such Third-Party Claim and shall not be entitled to seek any indemnification or reimbursement from the Indemnified Party for any such fees or expenses incurred during the course of its defense of such Third-Party Claim, regardless of any subsequent decision by the Indemnifying Party to reject or otherwise abandon its assumption of such defense.

(c) Notwithstanding Section 6.6(b), if any Indemnified Party shall in good faith determine that there would be an actual conflict of interest (whether legal, business or otherwise) if counsel for the Indemnifying Party represented both the Indemnified Party and Indemnifying Party, then the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, and the Indemnifying Party shall bear the reasonable fees and expenses of one (1) separate counsel for all Indemnified Parties.

(d) If an Indemnifying Party elects not to assume responsibility for defending a Third-Party Claim, or fails to notify an Indemnified Party of its election as provided in Section 6.6(b), such Indemnified Party may defend such Third-Party Claim at the cost and expense of the Indemnifying Party. If the Indemnified Party is conducting the defense against any such Third-Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all witnesses, information and materials in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as are reasonably required by the Indemnified Party.

(e) Without the prior written consent of any Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed, no Indemnified Party may settle or compromise, or seek to settle or compromise, any Third-Party Claim. Without the prior written consent of any Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, no Indemnifying Party shall consent to the entry of any judgment or enter into any settlement of any pending or threatened Third-Party Claim for which the Indemnified Party is seeking or may seek indemnity pursuant to this Section 6.6 unless such judgment or settlement is solely for monetary damages, does not impose any expense or obligation on the Indemnified Party, does not involve any finding or determination of wrongdoing or violation of Law by the Indemnified Party and provides for a full, unconditional and irrevocable release of that Indemnified Party from all liability in connection with the Third-Party Claim.

6.7 Tax Procedures.

(a) With respect to any period in which MGP has made or will make an election to be taxed as a real estate investment trust within the meaning of Section 856 of the Code (a “REIT”), notwithstanding any other provisions in this Agreement, any payments to be made by any member of the MGM Group to any member of the MGP Group pursuant to Sections 6.3, 6.4 or 6.5 for any calendar year shall not exceed the sum of (i) the amount that it is determined will not be gross income of MGP for purposes of the requirements of Sections 856(c)(2) and (3) of the Code (the “Specified REIT Requirements”) or would constitute income described in Sections 856(c)(2)(A) through (I) and 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), with such determination to be set forth in an opinion of outside Tax counsel selected by MGP, which opinion shall be reasonably satisfactory to MGP, plus (ii) such additional amount that is estimated can be paid to MGP in such Taxable year without causing MGP to fail to meet the Specified REIT Requirements, determined (x) as if the payment of such amount did not constitute Qualifying Income and (y) by taking into account any other payments to MGP during such Taxable year that do not constitute Qualifying Income, which determination shall be (A) made by independent Tax accountants to MGP, and (B) submitted to and approved by MGP’s outside Tax counsel, plus (iii) in the event that MGP receives a ruling from the IRS to the effect that MGP’s receipt of the additional amount otherwise to be paid under this Agreement either would constitute Qualifying Income or will not be gross income of MGP for purposes of the Specified REIT Requirements, the aggregate payments otherwise required to be made pursuant to Sections 6.3, 6.4 or 6.5 (determined without regard to this Section 6.7(a)) less the amount otherwise previously paid under clauses (i) and (ii) above.

(b) At the election of MGP, MGM shall cause the full amount of any payments otherwise to be made by any member of the MGM Group pursuant to Sections 6.3, 6.4 or 6.5 either to be paid in cash as promptly as reasonably practicable by wire transfer of immediately available funds to an account designated by MGP or to be placed in a mutually agreed escrow account upon mutually acceptable terms (which shall provide that (i) the amount in the escrow account shall be treated as the property of the applicable member of the MGM Group, unless it is released from such escrow account to any MGP Indemnified Party, (ii) all income earned upon the amount in the escrow account shall be treated as the property of the applicable member of the MGM Group and reported, as and to the extent required by applicable Law, by the escrow agent to the IRS, or any other Taxing authority, on IRS Form 1099 or 1042S (or other appropriate form) as income earned by the applicable member of the MGM Group whether or not said income has been distributed during such Taxable year and (iii) any portion thereof shall not be released to any MGP Indemnified Party unless and until MGM receives any of the following: (A) a letter from MGP’s independent Tax accountants indicating the amount that it is estimated can be paid at that time to the MGP Indemnified Parties without causing MGP to fail to meet the Specified REIT Requirements for the Taxable year in which the payment would be made, which determination shall be made by such independent Tax accountants or (B) a ruling from the IRS or an opinion of outside Tax counsel selected by MGP such opinion to be reasonably satisfactory to MGP, in each case, to the effect that the receipt of the additional amount otherwise to be paid pursuant to Sections 6.3, 6.4 or 6.5 either would be excluded from gross income of MGP for purposes of the Specified REIT Requirements or would constitute Qualifying Income, in either of which events MGM shall cause the applicable member of the MGM Group to pay to the applicable MGP Indemnified Parties the lesser of the unpaid amounts due pursuant to Sections 6.3, 6.4 or 6.5 (determined without regard to this Section 6.7) or the maximum amount stated in the letter referred to in clause (iii)(A) above.

(c) Any amount held in escrow pursuant to Section 6.7(b) for five years shall be released from such escrow to be used as determined by the applicable member of the MGM Group in its sole and absolute discretion.

(d) MGP shall bear all costs and expenses with respect to the escrow.

(e) MGM shall cooperate in good faith to amend this Section 6.7 at the reasonable request of MGP in order to (i) maximize the portion of such payment that may be distributed to MGP hereunder without causing MGP to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve MGP’s chances of securing a favorable ruling described in this Section 6.7, or (iii) assist MGP in obtaining a favorable opinion from its outside Tax counsel or determination from its Tax accountants as described in this Section 6.7. MGP shall reimburse MGM for all reasonable costs and expenses of such cooperation.

6.8 Additional Matters.

(a) Indemnification or contribution payments in respect of any Liabilities for which an Indemnified Party is entitled to indemnification or contribution under this Article VI shall be paid by the Indemnifying Party to the Indemnified Party as such Liabilities are incurred upon demand by the Indemnified Party, including an obligation to provide reasonably satisfactory documentation setting forth the basis for the amount of such indemnification or contribution payment, including documentation with respect to calculations made and consideration of any Insurance Proceeds that actually reduce the amount of such Liabilities. The indemnity and contribution agreements contained in this Article VI shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnified Party; (ii) the knowledge by the Indemnified Party of Liabilities for which it might be entitled to indemnification or contribution hereunder; and (iii) any termination of this Agreement.

(b) Any claim for indemnification under this Agreement which does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnified Party to the applicable Indemnifying Party. Such Indemnifying Party shall have a period of 30 days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such 30-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such 30-day period or rejects such claim in whole or in part, such Indemnified Party shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the Transaction Documents without prejudice to its continuing rights to pursue indemnification or contribution hereunder.

(c) If payment is made by or on behalf of any Indemnifying Party to any Indemnified Party in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party as to any events or circumstances in respect of which such Indemnified Party may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(d) In an Action in which the Indemnifying Party is not a named defendant, if either the Indemnified Party or Indemnifying Party shall so request, the parties shall endeavor to substitute the Indemnifying Party for the named defendant if they conclude that substitution is desirable and practical. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in this Section 6.8(d), and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement, and the cost of any interest or penalties relating to any judgment or settlement.

(e) The Parties agree to treat (i) any payment required by this Agreement (other than payments with respect to interest accruing after the Effective Time) as either a contribution by or behalf of MGM to MGP or a distribution by or on behalf of MGP to MGM, as the case may be, occurring immediately prior to the Effective Time or as a payment of an assumed or retained Liability, and (ii) any payment of interest as Taxable or deductible, as the case may be, to the party entitled under this Agreement to retain such payment or required under this Agreement to make such payment, in either case except as otherwise required by applicable Law.

6.9 Remedies Cumulative; Limitations of Liability. The rights provided in this Article VI shall be cumulative and, subject to the provisions of Article VIII, shall not preclude assertion by any Indemnified Party of any other rights or the seeking of any and all other remedies against any Indemnifying Party. Notwithstanding the foregoing, neither MGP or its Affiliates, on the one hand, nor MGM or its Affiliates, on the other hand, shall be liable to the other for any special, indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages (collectively, “Special Damages”) of the other arising in connection with the transactions (provided, that any such liability with respect to a Third Party Claim shall be considered direct damages).

6.10 Survival of Indemnities. The rights and obligations of each of MGM, MGP and their respective Indemnified Parties under this Article VI shall survive the sale or other transfer by any party of any Assets or businesses or the assignment by it of any Liabilities.

ARTICLE VII

OTHER AGREEMENTS

7.1 Further Assurances.

(a) In addition to the actions specifically provided for elsewhere in this Agreement, each of MGM, MGP and the OP will cooperate with each other and use (and will cause their respective Subsidiaries and Affiliates to use) commercially reasonable efforts, prior to, on and after the Closing Date, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part under applicable Law or contractual obligations to consummate and make effective the Transactions.

(b) On or prior to the Effective Time, MGM and MGP in their respective capacities as direct and indirect holders of Stock of their respective Subsidiaries, shall each ratify any actions that are reasonably necessary or desirable to be taken by MGM and MGP or any other Subsidiary of MGM or MGP, as the case may be, to effectuate the transactions contemplated by this Agreement.

7.2 Confidentiality.

(a) From and after the Effective Time, subject to Section 7.2(c) and except as contemplated by this Agreement or any Transaction Document, MGM shall not, and shall cause its Affiliates and their respective officers, directors, employees, and other agents and representatives, including attorneys, agents, customers, suppliers, contractors, consultants and other representatives of any Person providing financing (collectively, “Representatives”), not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than Representatives of such Party or of its Affiliates who reasonably need to know such information in providing services to any member of the MGM Group, any MGP Confidential Information. If any uses or disclosures are made in connection with providing services to any member of the MGM Group under this Agreement or any Transaction Document, then the MGP Confidential Information so used or disclosed shall be used only as required to perform such services. The MGM Group shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the MGP Confidential Information by any of their Representatives as they currently use for their own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 7.2, any Information, material or documents relating to the MGP Business currently or formerly conducted, or proposed to be conducted, by any member of the MGP Group furnished to or in possession of any member of the MGM Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by any member of the MGM Group or their respective officers, directors and Affiliates, that contain or otherwise reflect such information, material or documents is hereinafter referred to as “MGP Confidential Information.” “MGP Confidential Information” does not include, and there shall be no obligation hereunder with respect to, Information that (i) is or becomes generally available to the public, other than as a result of a use or disclosure by any member of the MGM Group not otherwise permissible hereunder, (ii) MGM can demonstrate was or became available to such Party or such member of the MGM Group from a source other than MGP or its Affiliates or (iii) is developed independently by such member of the MGM Group without reference to the MGP Confidential Information; provided, however, that, in the case of clause (ii), the source of such Information was not known by such member of the MGM Group to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, MGP or any member of the MGP Group with respect to such information.

(b) From and after the Effective Time, subject to Section 7.2(c) and except as contemplated by this Agreement or any Transaction Document, MGP shall not, and shall cause its Affiliates and their respective Representatives not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than Representatives of such Party or of its Affiliates who reasonably need to know such Information in providing services to MGP or any member of the MGP Group or use or otherwise exploit for its own benefit or for the benefit of any third party, any MGM Confidential Information. If any uses or disclosures are made in connection with providing services to any member of the MGP Group under this Agreement or any Transaction Document, then the MGM Confidential Information so used or disclosed shall be used only as required to perform the services. The MGP Group shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the MGM Confidential Information by any of their Representatives as they currently use for their own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 7.2, any Information, material or documents relating to the businesses currently or formerly conducted, or proposed to be conducted, by MGM or any of its Affiliates (other than any member of the MGP Group) furnished to or in possession of any member of the MGP Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by MGP, any member of the MGP Group or their respective officers, directors and Affiliates, that contain or otherwise reflect such information, material or documents is hereinafter referred to as “MGM Confidential Information.” “MGM Confidential Information” does not include, and there shall be no obligation hereunder with respect to, Information that (i) is or becomes generally available to the public, other than as a result of a use or disclosure by any member of the MGP Group not otherwise permissible hereunder, (ii) MGP can demonstrate was or became available to MGP from a source other than MGM or any of its Affiliates or (iii) is developed independently by such member of the MGP Group without reference to the MGM Confidential Information; provided, however, that, in the case of clause (ii), the source of such Information was not known by such member of the MGP Group to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any such member of the MGM Group or their respective Affiliates with respect to such Information.

(c) If MGM or their Affiliates, on the one hand, or MGP or its Affiliates, on the other hand, are requested or required (by oral question, interrogatories, requests for Information or documents, subpoena, civil investigative demand or similar process) by any Governmental Authority or pursuant to applicable Law to disclose or provide any MGP Confidential Information or MGM Confidential Information (other than with respect to any such information furnished pursuant to the provisions of Article V), as applicable, the entity or Person receiving such request or demand shall use commercially reasonable efforts to provide the other Party with written notice of such request or demand as promptly as practicable under the circumstances so that such other Party shall have an opportunity to seek an appropriate protective order. The Party receiving such request or demand agrees to take, and cause its representatives to take, at the requesting Party’s expense, all other reasonable steps necessary to obtain confidential treatment by the recipient. Subject to the foregoing, the Party that received such request or demand may thereafter disclose or provide any MGP Confidential Information or MGM Confidential Information, as the case may be, to the extent required by such Law (as so advised by counsel) or by lawful process or such Governmental Authority.

(d) Each of MGM and MGP acknowledges that it and the other members of its Group may have in their possession confidential or proprietary Information of third Persons that was received under confidentiality or non-disclosure agreements with such third Person prior to the Closing Date. Each of MGM and MGP agrees that it will hold, and will cause the other members of its Group and their respective Representatives to hold, in strict confidence the confidential and proprietary Information of third Persons to which it or any other member of its respective Group has access, in accordance with the terms of any agreements entered into prior to the Closing Date between or among one (1) or more members of the applicable Party’s Group and such third Persons to the extent disclosed to such Party.

7.3 Litigation; Cooperation.

(a) MGM agrees that, at all times from and after the Effective Time, if a Third-Party Claim relating primarily to the MGM Business is commenced naming both MGM (or any member of the MGM Group) and MGP (or any member of the MGP Group) as defendants thereto, then MGM shall use commercially reasonable efforts to cause MGP (and any member of the MGP Group) to be removed from such Third-Party Claim; provided, that if MGM is unable to cause MGP (and any member of the MGP Group) to be removed from such Third-Party Claim, MGM and MGP shall cooperate and consult to the extent necessary or advisable with respect to such Third-Party Claim.

(b) MGP agrees that, at all times from and after the Effective Time, if a Third-Party Claim constituting MGP Liabilities is commenced naming both of MGM (and any member of the MGM Group) and MGP as defendants thereto, then MGP shall use its commercially reasonable efforts to cause MGM (and any member of the MGM Group) to be removed from such Third-Party Claim; provided, that if MGP is unable to cause MGM to be removed from such Third-Party Claim, MGM and MGP shall cooperate and consult to the extent necessary or advisable with respect to such Third-Party Claim.

(c) MGM and MGP agree that, at all times from and after the Effective Time, if a Third-Party Claim which does not constitute MGP Liabilities or relate primarily to the MGM Business is commenced naming both MGM (or any member of the MGM Group) and MGP (or any member of the MGP Group) as defendants thereto, then MGM and MGP shall cooperate fully with each other, maintain a joint defense (in a manner that would preserve for both parties and their respective Affiliates any attorney-client privilege, joint defense or other privilege with respect thereto) and consult each other to the extent necessary or advisable with respect to such Third-Party Claim.

7.4 Allocation of Costs and Expenses. The OP shall pay, or as promptly as practicable following the consummation of the Initial Public Offering cause MGM to be reimbursed for, all costs and expenses that qualify for accounting purposes, and are directly associated with, the issuance of equity interests in MGP as contemplated in the Initial Public Offering, including, without limitation, underwriting fees, discounts and commissions and other costs and expenses associated with the preparation and review of the IPO Registration Statement, all costs and expenses associated with the OP’s debt related documents, all costs and expenses associated with MGP’s internal management and all costs and expenses associated with correspondence with the SEC in connection with the Initial Public Offering (including any pre-

clearance letters) and the preparation and review of pro forma financial statements of MGP in connection with the Initial Public Offering. Except as otherwise provided in this Agreement, the Transaction Documents, any other agreement between the Parties relating to the Contribution, the Initial Public Offering or as otherwise agreed between the Parties, all other out-of-pocket costs and expenses of the Parties in connection with the preparation of this Agreement and the Transaction Documents, including, without limitation, advisory fees, costs and expenses associated with the preparation and review of the Master Lease Agreement (including any appraisals of real property contemplated in connection therewith), and costs and expenses associated with the preparation and audit of financial statements (other than pro forma financial statements of MGP in connection with the Initial Public Offering), shall be paid by MGM.

ARTICLE VIII

DISPUTE RESOLUTION

8.1 General Provisions.

(a) Any dispute, controversy or claim arising out of or relating to this Agreement or the Transaction Documents (other than the Master Lease Agreement) unless expressly set forth therein, or the validity, interpretation, breach or termination thereof (a “Dispute”), shall be resolved in accordance with the procedures set forth in this Article VIII, which shall be the sole and exclusive procedures for the resolution of any such Dispute unless otherwise specified below.

(b) All communications between the Parties or their representatives in connection with the attempted resolution of any Dispute, including any mediator’s evaluation referred to in Section 8.3 set forth below, shall be deemed to have been delivered in furtherance of a Dispute settlement and shall be exempt from discovery and production, and shall not be admissible as evidence for any reason (whether as an admission or otherwise), in any arbitral or other proceeding for the resolution of the Dispute.

(a) THE PARTIES EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO (I) SPECIAL DAMAGES, AS DEFINED HEREIN (PROVIDED, THAT LIABILITY FOR ANY SUCH SPECIAL DAMAGES, AS DEFINED HEREIN, WITH RESPECT TO ANY THIRD PARTY CLAIM SHALL BE CONSIDERED DIRECT DAMAGES) AND (II) TRIAL BY JURY.

(c) The specific procedures set forth below, including but not limited to the time limits referenced therein, may be modified by agreement of the Parties in writing.

(d) All applicable statutes of limitations and defenses based upon the passage of time shall be tolled while the procedures specified in this Article VIII are pending. The Parties will take any necessary or appropriate action to effectuate such tolling.

(e) Notwithstanding anything to the contrary contained in this Article VIII, any Dispute relating to a member of the MGM Group’s rights as a holder of limited liability company interests in MGP or limited partnership interests in the OP (in each case, a “Holder”) pursuant to applicable Law, the Amended and Restated LLC Agreement or the Amended and

Restated Limited Partnership Agreement, including a member of the MGM Group’s rights as a Holder, will not be governed by or subject to the procedures set forth in this Article VIII. The Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the state of New York or, if such court lacks subject matter jurisdiction, any other state court or federal court having subject matter jurisdiction located within the State of New York in connection with any such Dispute, and each Party hereby irrevocably agrees that all claims in respect of any such Dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection that they may now or hereafter have to the laying of venue of any such Dispute brought in such courts or any defense of inconvenient forum for the maintenance of such Dispute. Each of the Parties hereto agrees that a judgment in any such Dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

8.2 Mediation. Any Party may initiate negotiations with any other Party with respect to a Dispute by delivering written notice to such other Party, which shall include a statement setting forth the nature of such Dispute and each Party’s position. If such Dispute is not resolved by good faith negotiation by the Parties within forty-five (45) days from the receipt of such written notice, then either Party may submit the Dispute for resolution by mediation pursuant to the CPR Institute for Dispute Resolution (the “CPR”) Model Mediation Procedure as then in effect. The Parties will select a mediator from the CPR Panels of Distinguished Neutrals. If the Parties are unable to select a mutually agreeable mediator within twenty (20) days following the submission of the Dispute to the CPR, the CPR shall select the mediator from the CPR Panels of Distinguished Neutrals. Either Party at commencement of the mediation may ask the mediator to provide an evaluation of the Dispute and the Parties’ relative positions.

8.3 Arbitration.

(a) If a Dispute is not resolved by mediation as provided in Section 8.2 within thirty (30) days of the selection of a mediator (unless the mediator chooses to withdraw sooner), either Party may submit the Dispute to be finally resolved by arbitration pursuant to the CPR Rules for Non-Administered Arbitration as then in effect (the “CPR Arbitration Rules”). The Parties consent to a single, consolidated arbitration for all known Disputes existing at the time of the arbitration and for which arbitration is permitted.

(b) The neutral organization for purposes of the CPR Arbitration Rules will be the CPR. The arbitral tribunal shall be composed of three arbitrators, of whom each Party shall appoint one in accordance with the “screened” appointment procedure provided in Rule 5.4 of the CPR Arbitration Rules. The arbitration shall be conducted in the State of New York. Each Party shall be permitted to present its case, witnesses and evidence, if any, in the presence of the other Party. A written transcript of the proceedings shall be made and furnished to the Parties. The arbitrators shall determine the Dispute in accordance with the law of the State of New York, without giving effect to any conflict of law rules or other rules that might render such law inapplicable or unavailable, and shall apply this Agreement and the Transaction Documents according to their respective terms; provided, however, that any Dispute in respect of a Transaction Document which by its terms is governed by the law of a jurisdiction other than the State of New York shall be determined by the law of such other jurisdiction; provided, further, however, that the provisions of this Agreement relating to arbitration shall, except as otherwise provided in this Article VIII or otherwise agreed to by the Parties in writing, be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq.

(c) The Parties agree to be bound by any award or order resulting from any arbitration conducted in accordance with this Section 8.3 and further agree that judgment on any award or order resulting from an arbitration conducted under this Section 8.3 may be entered and enforced in any court having jurisdiction thereof.

(d) Except as expressly permitted by this Agreement, no Party will commence or voluntarily participate in any court action or proceeding concerning a Dispute, except (i) for enforcement as contemplated by Section 8.3(c) above, (ii) to restrict or vacate an arbitral decision based on the grounds specified under applicable Law, or (iii) for interim relief as provided in paragraph (e) below. For purposes of the foregoing, the Parties hereto submit to the non-exclusive jurisdiction of the courts of the State of New York.

(e) In addition to the authority otherwise conferred on the arbitral tribunal, the tribunal shall have the authority to make such orders for interim relief, including injunctive relief, as it may deem just and equitable. Notwithstanding Section 8.3(d) above, each Party acknowledges that in the event of any actual or threatened breach of the provisions of the Corporate Services Agreement, the Registration Rights Agreement, the Intellectual Property License Agreement and this Agreement, the remedy at law would not be adequate, and therefore injunctive or other interim relief may be sought immediately to restrain such breach. If the tribunal shall not have been appointed, either Party may seek interim relief from a court having jurisdiction if the award to which the applicant may be entitled may be rendered ineffectual without such interim relief. Upon appointment of the tribunal following any grant of interim relief by a court, the tribunal may affirm or disaffirm such relief, and the Parties will seek modification or rescission of the court action as necessary to accord with the tribunal’s decision.

(f) A Party obtaining an order of interim injunctive relief may enter judgment upon such award in any court of competent jurisdiction. The final award in an arbitration pursuant to this Article VIII shall be conclusive and binding upon the Parties, and a Party obtaining a final award may enter judgment upon such award in any court of competent jurisdiction.

(g) It is the intent of the Parties that the agreement to arbitrate Disputes set forth in this Section 8.3 shall be interpreted and applied broadly such that all reasonable doubts as to arbitrability of a Dispute shall be decided in favor of arbitration.

(h) So long as any Party has a timely claim to assert, the agreement to arbitrate Disputes set forth in this Section 8.3 will continue in full force and effect subsequent to, and notwithstanding the completion, expiration or termination of, this Agreement.

(i) If a Dispute includes both arbitrable and nonarbitrable claims, counterclaims or defenses, the Parties shall arbitrate all such arbitrable claims, counterclaims or defenses and shall concurrently litigate, subject to and in accordance with Section 9.2, all such nonarbitrable claims, counterclaims or defenses.

(j) Each Party shall bear its own fees, costs and expenses and shall bear an equal share of the expenses of the arbitration, including the fees, costs and expenses of the arbitrator; provided, that in the case of any Disputes relating to the Parties’ rights and obligations with respect to indemnification under Article VI, the substantially prevailing Party shall be entitled to reimbursement by the other Party of its reasonable out-of-pocket fees and expenses (including attorneys’ fees) incurred in connection with the arbitration.

ARTICLE IX

MISCELLANEOUS

9.1 Power. MGM represents on behalf of itself and on behalf of the other members of the MGM Group, and MGP represents on behalf of itself and on behalf of the other members of the MGP Group (including the OP), that (a) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and each Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby; and (b) this Agreement and each Transaction Document to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

9.2 Governing Law; Jurisdiction. This Agreement and, unless expressly provided therein, each Transaction Document, shall be governed by and construed and interpreted in accordance with the Laws of the State of New York irrespective of the choice of Laws principles thereof. In addition, with respect to this Agreement (other than Disputes governed by the mediation and/or arbitration procedures set forth in Article VIII) and, unless expressly provided therein, each Transaction Document, the Parties agree that any legal action or proceeding shall be brought and determined exclusively in a state or federal court located within the State of New York.

9.3 Survival of Covenants. Except as expressly set forth in any Transaction Document, the covenants and other agreements contained in this Agreement and each Transaction Document, and any liability for the breach of any obligations contained herein or therein, shall survive each of the Contribution and the Initial Public Offering and shall remain in full force and effect.

9.4 Force Majeure. No Party (or any Person acting on its behalf) shall have any liability or responsibility for failure to fulfill any obligation (other than a payment obligation) under this Agreement or, unless otherwise expressly provided therein, any Transaction Document, so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event: (a) notify the other Parties of the nature and extent of any such Force Majeure condition and (b) use due diligence to remove any such causes and resume performance under this Agreement as soon as feasible.

9.5 Notices. All notices, requests, claims, demands and other communications under this Agreement and, to the extent applicable and unless otherwise provided therein, under each of the Transaction Documents shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or email with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.5):

If to MGM, to:

MGM Resorts International

3600 Las Vegas Blvd. So.,

Las Vegas, Nevada 89109

Attention: Corporate Legal

Facsimile: (702) 693-8123

If to MGP, to:

MGM Growth Properties LLC

3950 Las Vegas Blvd. So.,

Las Vegas, Nevada 89119

Attention: Corporate Legal

Facsimile: (702) 693-8123

If to the OP, to:

MGM Growth Properties Operating Partnership LP

3950 Las Vegas Blvd. So.,

Las Vegas, Nevada 89119

Attention: Corporate Legal

Facsimile: (702) 693-8123

9.6 Termination. Notwithstanding any provision to the contrary, this Agreement may be terminated and the Initial Public Offering abandoned at any time prior to the Effective Time by and in the sole discretion of MGM without the prior approval of any Person, including MGP. In the event of such termination, this Agreement shall become void and no Party or any of its officers and directors shall have any liability to any Person by reason of this Agreement. After the Effective Time, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties to this Agreement.

9.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

9.8 Entire Agreement. Except as otherwise expressly provided in this Agreement, this Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement of the Parties hereto with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, between or on behalf of the Parties hereto with respect to the subject matter of this Agreement.

9.9 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by any Party without the prior written consent of the other Parties hereto. Except as provided in Article VI with respect to Indemnified Parties, this Agreement is for the sole benefit of the Parties to this Agreement and the members of their respective Group and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.10 Public Announcements. MGM and MGP shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement and the Transaction Documents, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.

9.11 Specific Performance. Subject to the provisions of Article VIII, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Transaction Document, the Party or Parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) of its rights under this Agreement or such Transaction Document, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at Law for any breach or threatened breach, including monetary damages, would not be adequate compensation for any loss and that any defense in any Action for specific performance that a remedy at Law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties to this Agreement.

9.12 Amendment. No provision of this Agreement may be amended or modified except by a written instrument signed by all of the Parties. Any Party may, in its sole discretion, waive any and all rights granted to it in this Agreement; provided, that no waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

9.13 Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) references to the terms Article, Section, paragraph, and Schedule are references to the Articles, Sections, paragraphs, and Schedules to this Agreement unless otherwise specified, (c) the word “including” and words of similar import shall mean “including, without limitation,” (d) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, (e) provisions shall apply, when appropriate, to successive events and transactions, (f) the table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and (e) this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

9.14 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or portable document format (PDF) shall be as effective as delivery of a manually executed counterpart of any such Agreement.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

MGM RESORTS INTERNATIONAL

By:	/s/ John M. McManus
Name:	John M. McManus
Title:	Executive Vice President, General Counsel and Secretary

MGM GROWTH PROPERTIES LLC

By:	/s/ Andy H. Chien
Name:	Andy H. Chien
Title:	Chief Financial Officer

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

By: MGM Growth Properties OP GP LLC,
Its: General Partner

By:	/s/ John M. McManus
Name:	John M. McManus
Title:	Secretary

[SIGNATURE PAGE TO MASTER CONTRIBUTION AGREEMENT]